United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and STATS ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer
	Date:	July 12, 2005

By:	/s/ Michael G. Potter
	Name:	Michael G. Potter
	Title:	Chief Financial Officer
	Date:	July 12, 2005

FOR IMMEDIATE RELEASE

CORPORATE RELEASE

STATS ChipPAC LTD. ANNOUNCES IT HAS PRICED A
PRIVATE PLACEMENT OF US$150 MILLION AGGREGATE
PRINCIPAL AMOUNT OF 7.5% SENIOR NOTES DUE
2010

Singapore and United States, July 12, 2005 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS;SGX: STATSChP), a leading independent semiconductor test and advanced packaging service provider, announced today that it priced its previously announced private placement (the “Private Placement”) of US$150 million aggregate principal amount of its 7.5% Senior Notes due 2010 (the “Senior Notes”). The Private Placement is scheduled to close on Tuesday, July 19, 2005 and is subject to the satisfaction of customary closing conditions.

STATS ChipPAC plans to use approximately US$99 million of the net proceeds from the Private Placement to repay certain of its short-term borrowings. STATS ChipPAC drew down these short-term borrowings to finance part of the redemption of its 1.75% convertible notes due 2007 on March 18, 2005. STATS ChipPAC intends to use the remaining net proceeds from the offering for general corporate purposes.

The Senior Notes were offered within the United States only to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. purchasers under Regulation S of the Securities Act of 1933.

The Senior Notes have not been registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Senior Notes, and shall not constitute an offer, solicitation, or sale in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. This notice is issued pursuant to and in accordance with Rule 135(c) of the Securities Act of 1933.

About STATS ChipPAC Ltd.

STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — NNM: STTS and SGX: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this corporate release.

Forward Looking Statements

Certain statements in this press release including statements regarding STATS ChipPAC’s present intention to use a portion of the net proceeds from the Private Placement to repay certain of its short-term borrowings are forward-looking statements that involve a number of risks and uncertainties. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “US$” are to the lawful currency of the United States of America.

Singapore Contact :

Elaine Ang
Manager, Investor Relations & Corporate Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : elaine.ang@statschippac.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059